Filed by PBF Energy Inc.
Commission File No. 001-35764
Filed by PBF Energy Company LLC
Commission File No. 333-206728-02
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: PBF Logistics LP
Commission File No. 001-36446
Date: October 27, 2022

This filing relates to the proposed acquisition by PBF Energy Inc. (“PBF Energy”) of all of the publicly held common units representing limited partners interests of PBF Logistics LP (“PBF Logistics”) not already owned by PBF Energy and its subsidiaries pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 27, 2022, by and among PBF Energy, PBF Energy Company LLC, PBFX Holdings Inc., Riverlands Merger Sub LLC, PBF Logistics and PBF Logistics GP LLC.

Transcript

The following is a transcript of the Third-Quarter 2022 earnings conference call of PBF Energy that was held on October 27, 2022 at 8:30 a.m. ET and made available on PBF Energy’s website at http://www.pbfenergy.com. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. PBF Energy believes that none of these are material.

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Operator
Good day, everyone, and welcome to PBF Energy Third Quarter 2022 Earnings Call and Webcast. At this time, all participants have been placed in a listen-only mode, and the floor will be open for your questions following management's prepared remarks. If anyone should need operator assistance during the conference, please press star-zero on your telephone keypad. Please note this call is being recorded.

It is now my pleasure to turn the call over to Colin Murray of Investor Relations. Thank you, sir. You may begin.

Colin Murray, Vice President – Investor Relations, PBF Energy
Copies of today's earnings release and our 10-Q filing, including supplemental information, are available on our website.

Before getting started, I'd like to direct your attention to the safe harbor statement contained in today's press release. Statements in our press release and those made on this call that express the company's or management's expectations or predictions of the future are forward-looking statements intended to be covered by the Safe Harbor provisions under federal securities laws. There are many factors that could cause actual results to differ from our expectations, including those we describe in our filings with the SEC.

Consistent with our prior periods, we will discuss our results today excluding special items. In today's press release, we describe the non-cash special items included in our quarterly results. The cumulative impact of the special items increased net income by an after-tax amount of $55 million, or approximately

$0.44 per share. For reconciliations of any non-GAAP measures mentioned on today's call, please refer to the supplemental tables provided in today's press release.

I'll now turn the call over to Tom Nimbley.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Thanks, Colin. Good morning, everyone, and thank you for joining our call. For the third quarter, PBF reported earnings per share of $7.96 and adjusted net income of just over $1 billion. The underlying supply and demand fundamentals of the global hydrocarbon market created an environment that has allowed PBF to finish the third quarter with effectively zero debt net and reward our shareholders with the reinstatement of the $0.20 regular dividend we announced this morning.

We remain highly focused on continuing to strengthen our financial position while concurrently reinvesting in our base refining business and diversifying our product lines. Continual reinvestment in our refining assets has allowed us to maintain relatively high operating rates that supply the market with our vital products.

We are progressing our new investment in lower carbon fuels in an effort to meet growing demand in that area, while exploring other opportunities within our footprint to expand our business beyond traditional refining. We are making these investments because they will make our company more resilient in global energy markets that have become more chaotic and unpredictable due to geopolitical events and evolving policy positions that are causing uncertainty.

As markets adjust to these gyrations, we are seeing several repeating trends that are firming. Global crude oil and product inventories remain low, especially distillate. Refineries are being called to run at high levels of utilization. Global natural gas prices remain elevated, although well off the highs seen over the summer. U.S. refiners continue to benefit from low-cost natural gas versus our European competitors. We are seeing a benefit from wider light-heavy spreads, as some refineries in Europe are running a lighter slate due to energy effect challenges of some secondary units. The wider spread on light-heavy is also implying that available coking capacity is at or near limits.

The supply side of the story has been focused on several bullish factors: U.S. SPR sales coming to an end; no Iran deal; OPEC Plus agreeing to oil production cuts; upcoming EU sanctions on Russian crude oil and products; and confusing discussions about a G7 price cap on Russian exports. The simple synopsis is there is limited visibility on oil production rising materially in the near-term.

While there are some areas of growth in non-OPEC Plus, including the U.S. and Canada in particular, this growth may not be enough to keep pace with losses in other regions. Global demand has rebounded from the lows of the pandemic and regional dislocations are occurring. Refining capacity is down, which is requiring higher levels of utilization from the remaining facilities.

The U.S. refining complex kit is benefiting from lower natural gas prices, a highly skilled workforce operating the most complex and well-maintained assets. We expect that U.S. regional trading partners and the international market in general will continue to require U.S. products to help balance and stabilize the markets.

The market instability we see today is the cumulative manifestation of politics and policy. Energy transition to a decarbonized energy stack is one large physics problem. Attempts to remove on-demand energy dense fossil fuels from the energy stack and replace them with less energy dense and intermittent sources of energies is a very challenging proposition.

The industry is being asked to pump and refine more oil today, at the same time being told that we do not want your fuels in the future, with some timelines putting the bookend of 2035 on the use of the internal combustion engine. Unfortunately, our business does not operate on such short timelines. Our investors and lenders require a return on their capital that does not necessarily fit within that timeline.

There are solutions, and society needs to recognize that fossil fuels play a vital role in any transition, and PBF is very willing to play our part. We have restarted units at our refineries that were idle during the depths of the pandemic. We recognize the essential role that the products our refineries make are vital to today's quality of life, and we welcome a balanced discussion on how to fuel the future.

We remain focused on running our assets safely, in an environmentally responsible manner, and reliably. Our valued employees work 24/7 to ensure safe, reliable operations that provide a continuous supply of products to the market. We will continue to invest in our assets, improve the financial resilience of our company, and ultimately reward our investors for their support, as we've done today by reinstating our dividend.

With that, I will now turn the call over to Matt.

Matthew C. Lucey, President, PBF Energy
Thanks, Tom. Our operating and financial results for the third quarter are a direct reflection of the tireless work of our employees. Since inception, PBF has been focused on assembling a highly complex and geographically diverse refining system. Our system is demonstrating the value of that diversity and complexity. Our dedicated employees are running the refineries safely and reliably in an effort to keep our customers and consumers well supplied.

In the third quarter, our total throughput was over 90 million barrels, or 984,000 barrels a day, which is the highest level of throughput in our history. This follows an extensive maintenance completed in the second quarter and relatively uninterrupted operations in the third quarter. We are in the final stages of completing our last major turnaround of the year at Chalmette now, and the impact of this is included in the guidance provided in today's press release.

Our assets require continuous investment to remain competitive and stay in business. Over the last few years, we have seen over 5% of the refining capacity in the U.S. either shut down completely or converted to much smaller renewable operations. A reduction of capacity can be attributed to a capital intensive business that is continuously under assault from certain state and federal initiatives geared towards accelerating a transition away from refined products.

The energy supply cannot be rapidly changed through policies attempting to force a premature transition without significant cost. A conversation needs to happen amongst all stakeholders that focuses on the goal of providing cleaner fuels while not ignoring the necessity of maintaining reliable and affordable energy sources that are at the cornerstone of our high quality of life.

To that end, PBF is focused on maintaining our refining operations while expanding the types of energy and fuel we provide. We are progressing our renewable diesel project in Chalmette. We are approximately halfway through the capital spend, and expect to be in production with full pretreatment capabilities in the first half of 2023.

Our project will deliver new capacity above our existing refining operations to the market. Importantly for PBF, our project will generate environmental credits with the potential to offset a significant portion of our annual purchasing obligation. We are more committed than ever to bringing this new capacity to market while we continue to have discussions with potential partners.

In terms of the forward refining environment, we expect current volatile market conditions will persist. Inventories are low and demand will continue to support high refinery utilization. The fact that the U.S. is the world's largest oil and gas producer and a net exporter of oil liquids is a wonderful benefit for our country and something we should never apologize for. Our domestic energy industry brings the U.S. advantages that are the envy of many countries, especially in Europe, as they rely on the U.S. to provide them energy at a time when they need it most.

With that, I'll turn it over to Erik.

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
Thank you, Matt. For the third quarter, we recorded adjusted net income of $7.96 per share and adjusted EBITDA of over $1.5 billion. This brings our trailing 12 month adjusted EBITDA to more than $4 billion.

Consolidated CapEx for the third quarter was approximately $247 million, which includes $142 million for refining and corporate, roughly $103 million related to continuing development of the RD facility, and $2 million for PBF Logistics.

For the full year 2022, we expect total refining and corporate CapEx to be roughly $550 to $575 million, excluding the renewable diesel project. As we have mentioned previously, we have transitioned to our normalized pre-pandemic turnaround schedule.

We have been steadfast in our long-term commitment to maintaining a strong balance sheet. While challenging events like the recent pandemic caused us to use all available levers to maintain excess liquidity and demonstrate our commitment to prudent balance sheet management, our position never wavered.

As we sit here today, PBF's balance sheet is its strongest ever. Our reported net debt to cap is 1%. Liquidity is more than ample to operate our refining system at elevated utilization rates and at current hydrocarbon prices. Additionally, we have the financial flexibility to continue to fund our diversification efforts into renewable diesel while we explore a potential partnership for this business unit.

With our balance sheet now fortified, the dividend reinstated, and the macro backdrop for refining translating into higher midcycle earnings, our complex and geographically diverse system is well-positioned to generate significant value. Our financial performance over the past five quarters has set the stage for a rebalancing of our future prospects.

On paper, we meet or exceed many investment grade metrics. In fact, we crossed into this territory over the summer as a result of our de-leveraging efforts in connection with the full repayment of our secured notes.

As we look forward, our system should continue to demonstrate through-cycle earnings power with diversified earnings streams as we enter the low carbon fuel space and continued balance sheet discipline. In turn, our long-term cost of capital should go down as our credit ratings increase. These steps will make PBF more competitive in all market backdrops.

Lastly, on the previously announced transaction whereby PBF Energy has agreed to acquire all of the common units of PBF Logistics that it does not already own, we expect that transaction will close this year subject to receiving all of the necessary regulatory and unit holder approvals.

Operator, we've completed our opening remarks and we'd be pleased to take any questions.

Questions and Answers

Operator
Thank you. In a moment, we will open the call to questions. The company requests that all callers limit each turn to one question and one follow-up. You may rejoin the queue with additional questions.

If you would like to ask a question, please press star-one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star-two if you would like to remove your question from the queue. And for participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment while we poll for questions.

Our first question is from Roger Read with Wells Fargo. Please proceed.

Roger Read
Yeah, good morning, everybody. And let me deliver my congratulations for y'all fighting all the way back, given where the company's been over the last couple years in the depths of the COVID issues. In terms of my questions, I guess I'd like to understand, Erik, you've done a lot here on the balance sheet, a lot of repair, but you've got commitments on renewable, diesel. You've probably got some catch up on refining maintenance and all.

So, how should we think about the necessary investments going forward for PBF to keep you on the right track? And obviously, you've got to close PBFX, as well.

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
Yeah. I think as we sit here at the end of the third quarter with consolidated cash of over $1.9 billion, obviously, it's a lot of money. To your point, we do have some commitments that we've made to not only, you know--I think the total environmental accrual was about--a little north of $1.2 billion at the end of the third quarter.

We've tried to outline for folks and have included in the queue about two-thirds of that is committed. It's going to erode or decay away over the course of the next 12 months on the RIN side of things. We're still in an environment where there are three outstanding compliance periods. So, we are actively managing that program.

We also believe we will see the AB32 cap and trade and LCFS credits also start to decline in terms of overall balance over the course of the next 12 months.

There's about $300 million allocated to a potential PBF Logistics buy-in that's included in those figures as well. And from a CapEx standpoint, we've oftentimes talked about, you know, $500 to $600 million a year of CapEx. Those numbers will swing a little bit depending on timing of turnarounds.

To Matt's point, we had the highest throughput in our history during this past quarter. Well, to go alongside high throughput, you need to make sure that this equipment is actively maintained, and we are back on a regular way turnaround cycle. One thing--again, we've mentioned this before. Important to note. We never stopped investing in our assets.

So, we continue to spend circa $200 million a year just in general maintenance, environmental, safety related spend. That's going to continue whether we're in the depths of the pandemic or we are in the current market environment that we see today.

Roger Read
Yeah. Fair enough. I guess the other question--and I don't know if this is for you, Tom, or Matt, or you all want to, you know, kind of split it up. Obviously, a lot of discussion about how policies and issues, there's a lot of worries about, you know, policy affecting either crude or refined product exports, maybe both.

As you look at the current situation of inventories where they are on the east coast, you've got a front row seat there, what are you seeing in the way of flows? I mean, does it look to you like there's more than enough product available? Or is there something else going on in the market there?

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
There's no doubt that distillate inventory is tight, frankly, globally. And to your point, in our backyard right here in Parsippany, New Jersey, PADD 1 distillate inventories right now of, I think, about 45 percent below the five-year average. So, that is a focus point and has to be a focus point if we're trying to get those inventories rebuilt.

The base problem is really quite clear here. We've had rationalization of capacity associated with COVID and it's been coupled and ganged up on to a certain extent by policy that does not drive you to want to continue to operate facilities or invest in--as necessary when you think there may not be a long enough runway to get a return on that investment.

But to your point, I think, in fact, the world is going to--if the oil caps go into place, if the bans go into place on February 5th on products, the world will become more reliant on the U.S. to supply not only our own base the five pads but also other parts of the world. I'm confident we're going to be able to do that but it's going to take enough--a heavy lift because we are running at already at high-capacity utilization.

Matt, would you add anything?

Matthew C. Lucey, President, PBF Energy
No, I think you covered it. I think, actually, the President made a comment the other day where he reiterated the fact that it's on the U.S. and our capabilities on producing energy to help fuel our friendly countries and our allies. And that is as important today as it's ever been because the last thing we want to do is shove our allies to our adversaries.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
And Roger, one other thing I should mention, we did, in fact, start up a number--I'm sure you're aware--a number of pieces of equipment, a number of units in Paulsboro that we had regrettably had to shut down. It was a very difficult decision during the peak of the pandemic. But that was reforming a couple of hydrotreaters that are supplying jet and ULSD to PADD 1 that weren't running this time last year.

Roger Read
Great. Thank you.

Operator
Our next question is from Doug Leggate with Bank of America. Please proceed.

Doug Leggate
Thanks. Good morning, everyone. Tom, I'll add my congrats getting back to net debt zero. It's quite an achievement. So, I'm sure all your shareholders are thrilled about the progress.

My question is actually about gasoline. I know there's a lot of focus on distillate. But we're three or four months away from the traditional switch to lower vapor pressure and product than some are--you know, ahead of some that are starting on the west coast. I guess I'm curious that with gasoline stocks where they are and the spread still between heat and gas cracks, how do you get back to--how do you solve the supply problem for gasoline going into 2023? I'm just curious your thoughts on that.

My follow-up is for Erik. I guess, Erik, simply put, now that the balance sheet has been addressed, how do you think about managing cash balances going forward and your thoughts on cash returns? And I hope everyone is listening to your message to policymakers this morning, Tom.

I'll leave it there. Thank you.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Thank you, Doug. And let me take the first one. It's a great--I did read your piece. I didn't get all the way through it this morning, but I did read the headlines. Well written.

We're kind of in a do loop right now. And what happens is because we're so tight on inventories, so tight on available capacity, what happens, we look at the market, every refinery looks at the market and says, okay, the distillate crack is 20 bucks or 30 bucks or 40 bucks over the gas crack. We turned every drop of gasoline that we can into distillate. And then, all of a sudden, you get what you're alluding to is, wait a minute, if distillate inventory is very low, but yesterday we drew $2.5 million counter seasonally on gasoline for the second week in a row.

And so, it's a little bit of we're making less gasoline yield because we're trying to make more distillate yield, and that will turn. But then what will happen is, of course, gasoline prices will likely come up in the spring. And in fact, with the season over, perhaps distillate prices will come down. There will be some build, I'm confident of that, over time.

But you're spot on in that what we're really doing right now is reacting to where the crisis in the market or demand in the market is the heaviest. And right now, it's distillate. It was distillate in the beginning--in the first and second quarter, went to gasoline for a while. It's going to happen again. Until, really, my opinion--and Tom O'Connor, you can weigh in, what's going to solve this problem hopefully not a global war or something like that or a huge recession is there will be additional refining capacity coming on next year.

Of course, it is--in fact, the problem is that all the refinery capacity is very, very tight. There's going to be refineries coming up in Asia. How much would you say is going to come on board?

Thomas O’Connor, Senior Vice President, Commercial, PBF Energy
Yeah. I mean, I think to those questions, Tom, I think it's really kind of adding a couple of things in terms of capacity additions in the AG and in Asia being a source of resupply particularly in calendar '23. But I think when you're looking at the market today, don't diminish the fact that Monroe and Irving have been in turnaround.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Exactly.

Thomas O’Connor, Senior Vice President, Commercial, PBF Energy
And those coming back to the market should provide a little bit more buffer in terms of where we've been over the last couple of weeks.

Doug Leggate
Got it.

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
And Doug, on the returns concept, I think from our standpoint and the board's standpoint, reinstating the dividends, you know, nominally, this is $100 million a year that's going to go out the door based on current share count. That's a great first step.

And if we just go back 16, 17 months ago, that's when we transitioned, right, from being in the red to being in the black. And we've now found ourselves in a position where clearly the balance sheet is fixed. Again, it's as strong as it's ever been. And as we go forward, we do have a few remaining items that we need to cover. We will, again, see those environmental credits come down. We think that is important for shareholder value overall.

And lastly, we do have about $525 million of debt that is essentially prepayable at the PBF Logistics level. We'll need to do something with that over the course of the next year. And so, there's a couple different levers that are already on the balance sheet. And as we go forward, we do have the renewable diesel project.

To Matt's point, this thing is essentially halfway there. So we've got another call it three to 350 of CapEx that I think we're -- we're comfortable overall investing to get that project up and running because at kind of current market environment or current market prices, with 300 million gallons a year of production on an annualized basis, that should generate, you know, $400 million a year in EBITDA. And so I think we're comfortable continuing to incubate that project because there are returns on the flip side once the breach reader is up and running.

Doug Leggett
I'm sure someone else will pick up that question. But thanks a lot, fellas for the answers.

Operator
Our next question is from Ryan Todd with Piper Sandler, please proceed.

Ryan Todd
Okay, thanks. Maybe I will follow up on, you know, start following up on the -- on the renewable diesel side. You've clearly had the flexibility, the capacity, as you said, to fund the project on your own if you want to. How should we think about the urgency to find a partner? How important is it to you? How would you describe the ongoing conversations? Or, you know, or do you have a -- is there a preference given the attractive returns that you see there to do it on your own?

Matthew Lucey, President, PBF Energy
I would -- I would say, you know, it's funny, virtually nothing has changed with our renewable diesel project since we announced it. And virtually everything has changed outside of the renewable diesel project is certainly with PBF and certainly with our financial position. So we have the increased capability, we have the increased luxury, we have increased optionality to do what's best for the company and its shareholders.

I'm more than pleased with some of the discussions that are progressing with our partners or potential partners. And we have the ability to be a bit more selective because if terms are not to our liking, we can obviously do it ourselves at this point, as you said. So that's simply going to be a function of is there a partner that can increase the value of the partnership where there's an additive aspect where someone's bringing some attributes that we don't currently have. And then the valuation aspect to it, where the cost of the project today should be incrementally much more attractive than it was a year ago, because we progressed the projects on time, it's on budget. If someone were to start a project today with inflation where it is and with scarcity of materials, would be a much, much longer build time and a much more expensive endeavor.

So we are thrilled with our positioning for the project. We're pleased that it's on time and on budget. And we're very pleased with the discussions that are ongoing with our partners -- potential partners. And we'll see where it brings us.

Hopefully that addresses your question.

Ryan Todd
Yeah, I mean, just one quick follow up on that on the attributes that a potential partner could bring to the project. Is that it -- would that predominantly be, you know, something on the feedstock side, or are there other attributes that somebody could bring?

Matthew Lucey, President, PBF Energy
Obviously, the base business is procuring feed and, you know, the disposition of products. And quite frankly, it could be on one or both sides. And then secondarily would be, you know, simply the cost of capital in valuation.

Ryan Todd
Great. Maybe switching gears to the second one, your underlying refining performance ending both operationally and in terms of margin capture is clearly exceeded expectations over the last couple of quarters. I know it's early, but if you think about margin capture in the fourth quarter, what are you seeing in terms of crude differentials, market structure, secondary products, pricing, etc.? Any early thoughts on how you think margin capture may trend versus third quarter?

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
It has been, as you stated, we've seen good capture rates and it's because of the market environment. That market environment continues and in fact is probably moving further in a positive direction. We've got better crude differentials. We've got clean dirty spreads, that everybody understands that clean dirty spread is the difference between high sulfur fuel oil and ultra-low sulfur diesel, i.e. coking economic incentives are at very, very elevated numbers.

We've got a situation where because of oversupply and overcapacity in the petrochemical market, that there's surplus naptha that's being poured out into the market that we are taking and other refiners are taking to blend into gasoline that's economically attractive, and it is also driving up the cost of the value of our tank. And we're benefiting from that. So that on top of the fact that the base business is got strong fundamentals because of the tight capacity utilization -- high capacity utilization and recovering demand, we would expect this trend to continue.

Ryan Todd
Perfect, thank you.

Operator
Our next question is from John Royal with JP Morgan. Please proceed.

John Royal
Hey, good morning, guys. Thanks for taking my question. You talk a little bit about how we got to the point we did in California cracks in late September, early October. And what does that tell you about the market out there? And is this kind of a one off anomaly? Or is this something that you think we'll be seeing more frequently?

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
I'm going to start and then turn it over to Paul Davis, head of commercial, but also is previously, the president of West Coast operations.

It's kind of the same story only a little bit on steroids, is the situation in California, during the pandemic, California, you guys just said this many times, California typically was one to one and a half refineries long with everything running well. And then when something happened, that there was an operating upset or Monterrey (ph) went down, then you'd get these rather than shots and dramatic moves in the marketplace.

Now, during the course of the pandemic, because you had the Avon refinery, or I refer to it as (inaudible) when it was under to Tosco, that's what it was. But those marathons refinery in the San Francisco Bay Area made the decision to go ahead and shut that down in the early part of the pandemic because of capital requirements and the fact that there was gonna lose a lot of money and convert it to a renewable diesel plant. 160,000 barrels a day refinery coming off the market. That's a significant move. So we look at 1.4 million barrels a day capacity coming off in North America, it has 4% to 5% of capacity. But when you start talking about 160 and then the corollary impacts on some other refineries like Rodeo and Santa Maria, the percentage of capacity is actually -- that's come off is actually slightly higher than that. So the market is simply tightened up. But what thoughts would you have on that?

Paul Davis, Senior Vice President, Supply, Trading & Optimization, PBF Energy
I think you said it well. I mean, the only thing you can add is going into the summer there was a significant amount of planned and unplanned maintenance all along PADD 5. And some of the unplanned maintenance really snowballed with the effects on inventory drains coming into and out of September. And I think the price reacted to that, and you know, the arbitrage into the West Coast, for gasoline components, which it needs to balance, we just have not seen the flow of products, both on gasoline and really jet coming across from our Asian counterparts. So, you know, September was a month where a lot of that came to fruition.

John Royal
Great. That's really helpful. Thanks. And then maybe to switch to capital allocation. Great to see the base dividend coming back and certainly a little earlier than we expected. I assume over the long term, you envision this company as having both a base dividend and the buyback? So I guess, first I just wanted to confirm that a buyback is in the thought process down the road. And then how should we think about -- should we think about maybe you have to get over some of these cash flow hurdles, like PBFX and in Chalmette first, before we can define what that looks like?

C. Erik Young, Senior Vice President & Chief Financial Officer, PBF Energy
I think that's right. Ultimately, share buyback is yet another tool that can be employed. We've seen it amongst our peer group and amongst other folks that are out there. And so it absolutely can be something that we could put in place at some point in the future. I think we've tried to approach this in a prudent manner. Again, we know and we've gotten a considerable amount of questions over the past year around other things that we're trying to address here. And we've tried to lay out a plan to true everything up over the, again, the course of the next year. But at the same time, we've also seen our business generate enough cash that we feel very confident that getting back to, you know, the first step is paying this dividend and that that's really the most important message for today.

John Royal
Thank you.

Operator
Our next question is from Carly Davenport with Goldman Sachs. Please proceed.

Carly Davenport
Hey, good morning. Thanks for taking the questions. I wanted to just start a bit on the crude side, particularly on heavy Canadian differentials. Can you talk about what you think is driving the wider WCS spreads and if you've been able to take advantage of those discounts and source more of those barrels across the system?

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
We'll do this, I’ll comment and Paul will come over the top. But somewhat impacted by the releases from the reserve, which basically you push it back a little bit on Canadian crudes.

They came out of turnarounds on the upgrades, so the supply has come back. So there has been a rather significant widening of the -- not only the WCS-TI spread but the Brent-TI spread, which is we're moving barrels, which we are, to the East Coast of the United States to Delaware City. That has been advantageous, and we have been able to take and are continuing to take advantage of that market dynamic. Paul?

Paul Davis, Senior Vice President, Supply, Trading & Optimization, PBF Energy
A lot of the WCS valuations have been impacted by the problems in PADD 2. I mean, and some of those problems are planned; some of those are unplanned, and they're not insignificant. And that's put pressure on the differentials there. Then fuel oil pricing is really driven where WCS valuations are for refiners in the Gulf, and that's impacting the price. We've taken advantage of it on the East Coast. We're still running our slate there. We're buying it in Chalmette, and so both those sites have had some advantages with that.

Carly Davenport
Great, that's helpful. Thank you. And then just wanted to follow up on the renewable diesel side. I think you mentioned potential for $400 million of EBITDA there, once the PTU is up and running. Can you just talk a bit about what the key assumptions around the economics are that you're making to kind of drive those estimates?

Matthew Lucey, President, PBF Energy
Well, I would say there's obviously multiple levers with the economics of renewable diesel. Obviously, there's feedstock costs and diesel prices, obviously, at the cornerstone. But it's renewable fuel that gets a RIN, qualifies for credits in California. You have the blenders tax credit that's relatively stable. EBITDA today modeled for our plan is above $400 million. Our base case in approving the project, we assume something below that, just to be conservative. And so we're pleased with where the market is. We have as much conviction today as we did when we designed and approved the project.

But like I said starting out, there's multiple levers to it. So you can try and bring a fine tooth comb to each one, but if you sit back and from a 10,000-foot view look at a macro and say, look, the environment is such where governments are going to want to incentivize the manufacturing of renewable diesel. And whether that manifests itself in the D4 RIN which is squarely needed to incentivize the production or California credits or credits in Europe or, you know, the blenders tax credit is constant, as I said, we believe the market is going to be there in a resilient fashion for us to make good money with our renewable diesel plan.

Carly Davenport
Very clear, thanks for the time.

Operator
As a reminder, it is *1 on your telephone keypad if you would like to ask a question. Our next question is from Paul Cheng with Scotiabank. Please proceed.

Paul Cheng
Hey guys, good morning.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Good morning, Paul.

Paul Cheng
Two questions. Tom, historically then, you guys have a growth acquisition strategy. And of course, after the tolerance and the California acquisition, and then, with the pandemic paused. With the balance sheet in fact, you know, very good shape, even though you still have some spending to go. So how should we look at whether that strategy is still intact and how you balance between that and capital return to shareholders? That's the first question.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Okay, Paul, good question. Let me start by saying that we pretty much accomplished the main objectives -- our timing wasn't particular greatly great, but the main objectives that we had. We wanted to be diversified in several of the PADDs and particularly in California. So after we bought Torrance, we were looking for an opportunity to balance that capacity. We did that with Martinez and as you are all well aware, the timing was not particularly good because we closed on February 1 and COVID hit around the same time.

That being said, it's a very good asset and it's going to be a very powerful asset as part of that system. But we are very comfortable with where we have our assets right now, that being said, and we also trying to diversify the business. We can't afford the fact that the policymakers have got a different agenda perhaps, and so we have to do things like the renewable diesel project, and we actually have some other things I alluded to in the comments that we might do with our footprint because of the amount of land that we have.

That being said, we will always be on the lookout for a deal if it makes a hell of a lot of sense. But right now, that's where our focus is.

Paul Cheng
and I think in the past, I think the acquisition strategy is looking for some maybe out of shape refinery and your buying, you're trying to improve it. And I think subsequently, that you have said you think that you may not want to do it anymore and that if you're going to buy, you may be willing to pay a bit more, but then buy a well-maintained good-quality asset. Is that still the thinking at this point?

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
I think that has shifted, Paul. I mean, at the time that we started PBF, there were a number, as you are well aware, of refineries that the current owners were motivated to sell those refineries. So Delaware City, Valero, had made the decision they wanted to get out of PADD 1. Delaware City goes on the market, Paulsboro goes on the market. And, you know, we had an opportunity to buy in at a reasonable price, knowing full well that we'd have to spend a fair amount of money, particularly in Delaware, because it had been shut down and mothballed and we'd bring it up.

Toledo was kind of same way in that Sunoco wanted to get out of the refining business, and that became an opportunity for us. Exxon wanted to get out of California after the precipitator explosion, or even before that probably. So they were all opportunities that were there because of an exit strategy by the owner, and we recognized that we were going to have to do perhaps as you suggested it, we might be buying a fixer-upper to a certain extent. Martinez was completely different, top-drawer asset.

And I think there's not too many of the refineries that people are going to say they want to get rid of now. There will be some, obviously, that ... But with the refining environment right now and the market environment, you're going to have to pay up for them. Now, if it's a great deal, we will. Otherwise, we'll focus our efforts on other things, including returning more capital to the shareholder.

Paul Cheng
Yeah, the reason I ask that is that you have Lyonndell going to shut down their Gulf Coast refinery because they couldn't sell it. So it appears that there's quite a number of facilities that is up for sale and may not have amount of pick-up. So that's why I'm wondering that will you go back to your old strategy.

Matthew C. Lucey, President, PBF Energy
Paul, I would just say it's just all a function of price. And so we can't declare here today that we are going to be acquiring refineries or not acquiring refineries. Obviously, the one in the Gulf Coast is set for closure because the market couldn't come to terms on price and the company is moving on. You know, for opportunities for us going forward, it will simply depend on the opportunity that existed at the time. But as Tom said, we're very pleased with the portfolio we have, and we think having highly complex coastal refineries with coping capacity is going to reward our shareholders handsomely.

Paul Cheng
A final question for me. Tom, you mentioned that you are running some WCS in the Delaware City. Can you tell us how much you are running in the third quarter and how much you expect in the fourth quarter? And what's the current rough estimate of transportation costs to rail it from Alberta to the East Coast? And also that if you can mention that, I mean, how much is the cost to rail to the Gulf Coast to Chalmette and how much you are running there? Thank you.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Okay, I'll take a shot at least in the beginning and then turn it over to Paul who's got the answers to all the other parts of the question. But what do we run, 25,000, 30,000 barrels a day of Canadian heavy?

Paul Davis, Senior Vice President, Supply, Trading & Optimization, PBF Energy
We're running about 30,000 barrels a day Canadian on the East Coast.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
On the East Coast. Now, and we're running some down in Chalmette. I will also say that our commercial organization has been able to source some other heavier materials on their rocky straight-run -- heavy straight-run material. So again, it's a function of the fact that the heavy barrel is starting to get some pressure, in terms of transportation costs, and how much that is from Canada to Delaware.

Paul Davis, Senior Vice President, Supply, Trading & Optimization, PBF Energy
Canada to the East Coast, it's still running around $15 on rail all in. And then Chalmette, we buy that barrel in place off the water from others that are shipping down there. The rail freight down to the Gulf Coast is pretty comparable to the East Coast economics. I don't know exactly what they are because we're not doing it, but I do know it's comparable and that it's just barging in and market valuations delivered in to them.

Paul Cheng
Perfect, thank you.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Thank you, Paul.

Operator

We have reached the end of our question-and-answer session. I would like to turn the conference back over to Tom Nimbley for closing comments.

Thomas J. Nimbley, Chairman & Chief Executive Officer, PBF Energy
Thank you very much all for participating in the call today. I'm very, very proud of the organization and I'm very, very pleased with the results we've had. We look forward to hopefully being able to repeat that as we go forward and look forward to our next call. Thank you, and have a great day.

Operator
Thank you. This does conclude today's conference. You may disconnect your lines at this time, and thank you for your participation.

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No Offer or Solicitation
This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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In connection with the proposed merger transaction between PBF Energy and PBF Logistics, PBF Energy filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended, which includes a prospectus of PBF Energy and a proxy statement of PBF Logistics. The Registration Statement on Form S-4 became effective on October 21, 2022. PBF Energy and PBF Logistics, as applicable, have filed with the SEC other documents related to the merger transaction, including a Transaction Statement on Schedule 13E-3 and a merger agreement. PBF Logistics expects to first mail the definitive proxy statement/prospectus to unitholders on or about October 27, 2022. All PBFX unitholders of record as of October 24, 2022 are entitled to notice of and to vote at the PBFX special meeting to be held for purposes of approving the merger transaction on November 30, 2022. Each of PBF Energy and PBF Logistics may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which PBF Energy or PBF Logistics have or may in the future file with the SEC in connection with the proposed transaction. You are advised to carefully read the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information about the transaction, the parties to the transaction and the risks associated with the transaction. You may obtain copies of all documents filed with the SEC regarding the transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from PBF Energy’s website (www.pbfenergy.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from PBF Logistics’ website (www.pbflogistics.com) under the tab “Financial Information” and then under the heading “SEC Filings.”

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Statements in this communication relating to future plans, results, performance, expectations, achievements and the like are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which may be beyond the company's control, that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors and uncertainties that may cause actual results to differ include but are not limited to the risks disclosed in PBF Energy’s filings with the SEC, as well as the risks disclosed in PBF Logistics’ SEC filings and any impact PBF Logistics may have on PBF Energy’s credit rating, cost of funds, employees, customers and vendors; risks related to the merger with PBF Logistics, including the risk that the transaction is not consummated during the expected timeframe, or at all; the effects related to or resulting from Russia’s military action in Ukraine, including the imposition of additional sanctions and export controls, as well as the broader impacts to financial markets and the global macroeconomic and geopolitical environment; the supply, demand, prices and other market conditions for our products or crude oil; our expectations with respect to our capital spending and turnaround projects; risks associated with our obligation to buy Renewable Identification Numbers and related market risks related to the price volatility thereof; our ability to make, and realize the benefits from, acquisitions or investments, including in renewable diesel productions, on any announced time frame or at all; the continued effect of the COVID-19 pandemic and related governmental and consumer responses; the impact of market conditions on demand for the balance of 2022; and the impact of adverse market conditions affecting the company, unanticipated developments, regulatory approvals, changes in laws and other events that negatively impact the company. All forward-looking statements speak only as of the date hereof. PBF Energy undertakes no obligation to revise or update any forward-looking statements except as may be required by applicable law.